HENIX RESOURCES INC.
#41 Huancheng Road
Xinjian Township
Jinyun County
Zhejian P.R. China

March 29, 2010

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Henix Resources, Inc.
Form 8-K Filed March 10, 2010
File No. 0-52747

In connection to your letter dated March 11, 2009, please be advised that the revisions you requested were made on the amendment filed with the SEC on March 15, 2010.

In connection with responding to your comments, the company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 29, 2010	HENIX RESOURCES INC.

	By:	YONGFU ZHU
Yongfu Zhu
President, Principal Executive Officer, Treasurer, Secretary, Principal Financial Officer, Principal Accounting Officer and sole member of the Board of Directors.